EXHIBIT 12.1

C. R. BARD, INC. AND SUBSIDIARIES

Exhibit 12.1 - Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30, 2010	Year Ended December 31,
		2009	2008	2007	2006	2005
(dollars in millions)
Earnings from continuing operations before taxes	$540.9	$671.5	$552.7	$579.4	$396.8	$456.1
Add (Deduct):
Fixed charges	13.2	17.5	17.4	16.6	21.8	17.3
Undistributed earnings of equity investments	(2.3)	(2.3)	(1.9)	(0.7)	(0.2)	(3.6)

Earnings available for fixed charges	$551.8	$686.7	$568.2	$595.3	$418.4	$469.8

Fixed charges:
Interest, including amounts capitalized(1)	$8.9	$11.8	$12.1	$11.9	$16.9	$12.2
Proportion of rent expense deemed to represent interest factor	4.3	5.7	5.3	4.7	4.9	5.1

Fixed charges	$13.2	$17.5	$17.4	$16.6	$21.8	$17.3

Ratio of earnings to fixed charges	41.80	39.24	32.66	35.86	19.19	27.16

(1)	Interest related to unrecognized tax benefits is included as income tax expense and not included in fixed charges.